Exhibit 3.1

AMENDMENT TO THE BYLAWS OF RENTRAK CORPORATION

Effective June 15, 2009, Section 3.2 of the Bylaws of Rentrak Corporation is hereby amended and restated in its entirety to read as follows:

Section 3.2      Number, Tenure and Qualifications. The Board of Directors shall consist of eight persons. Each director shall hold office until the next annual meeting of the shareholders and until his or her successor is elected and qualified or until death, resignation or removal.